UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K
☐ Form 20-F	SEC FILE NUMBER
☒ Form 11-K	000-19599
☐ Form 10-Q
☐ Form 10-D	CUSIP NUMBER
☐ Form N-SAR	981419104
☐ Form N-CSR

For Period Ended: 12/31/2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WORLD ACCEPTANCE CORPORATION
Full Name of Registrant
Former Name if Applicable

104 South Main Street, Suite 400
Greenville, South Carolina 29601
Address of Principal Executive Office, City State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
World Acceptance Corporation (the “Company”) is currently unable to file, without unreasonable effort and expense, the World Acceptance Corporation Retirement Savings Plan (the “Plan”) Annual Report on Form 11-K (the “11-K”) for the period ended December 31, 2019 due to unanticipated delays in the collection and compilation of certain information for preparation of the Plan’s supplemental schedules and completion of the related audit.
The Company has identified errors related to the Plan administrator’s processing of certain participants loans in both 2018 and 2019. The Company expects the correction of the errors will result in additional disclosures of nonexempt transactions on supplemental Schedule G.
The Company fully intends to file the 11-K within the timeframe mandated by Rule 12b-25.
(Attach Extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John L. Calmes, Jr.	(864) 298-9800
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

World Acceptance Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2020	By:	/s/ John L. Calmes, Jr.
John L. Calmes, Jr.
Executive Vice President and Chief Financial and Strategy Officer
4